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Filed by NorthPoint Communications Group, Inc.
 Pursuant to Rule 425 under the Securities Act of 1933 and
 Deemed Filed Pursuant to Rule 14a-12 of the Securities Exchange Act of 1934 Subject Company: NorthPoint Communications Group, Inc.
 Commission File No. 000-29828

THE FOLLOWING INFORMATION WAS PRESENTED BY NORTHPOINT COMMUNICATIONS GROUP, INC. DURING A PRESS RELEASE ANNOUNCING ITS THIRD QUARTER EARNINGS ON OCTOBER 26, 2000:



FOR IMMEDIATE RELEASE:
October 26, 2000

Media Contact:
Kris Bondi
415-365-6056
kbondi@northpoint.net
---------------------

Investor Contact:
Cathy Dodd
415-365-6096
cdodd@northpoint.net


     NorthPoint Reports Third Quarter Line Count Growth of 41% to 87,300

San Francisco, October 26, 2000 - NorthPoint Communications [Nasdaq: NPNT] today announced financial results for the quarter ending September 30, 2000.

For the quarter ended September 30, 2000, NorthPoint reported revenue of $30.1 million, a significant increase over revenue of $5.7 million for the quarter ended September 30, 1999 and a 23% sequential quarterly increase over revenue of $24.4 million for the quarter ended June 30, 2000. For the quarter ended September 30, 2000, NorthPoint reported EBITDA of negative $79.2 million, compared to EBITDA of negative $42 million for the quarter ended September 30, 1999 and EBITDA of negative $78.8 million for the quarter ended June 30, 2000. At September 30, 2000, NorthPoint had 87,300 cumulative installed lines, a 41% increase over its 62,000 cumulative installed lines at June 30, 2000.

"In the third quarter, NorthPoint changed the game in the broadband space with our groundbreaking deal with Verizon," said Liz Fetter, NorthPoint's president and CEO. "We set out to build the world's most expansive broadband network

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and a state-of-the-art operations support system and they are both in place. We designed this business with a clear path to profitability. Moreover, we have exceeded our plan with four markets that turned EBITDA positive well ahead of schedule with more to come."

"Now, as our merger with Verizon progresses on schedule, we have the foundation in place to begin building the `new' NorthPoint," she continued. "Beyond enhanced operations and executive management, shareholders will see immediate impact of this merger with existing NorthPoint shareholders receiving $350 million in cash, or approximately $2.50 per share as of closing."

BUILDING THE "NEW" NORTHPOINT

Over the past three years, NorthPoint has built an expansive broadband network. At the end of the third quarter, NorthPoint had built 1,686 central offices (of which 1,624 were fully operational), passing 43.8 million homes and businesses in 109 metropolitan statistical areas (MSAs). The company is confident that by year-end, it will have reached its target of 1,700 fully operational central offices. At the end of the year on a pro forma basis, NorthPoint and Verizon will have a combined broadband network, comprised of more than 3,000 unique operational central offices, passing approximately 63 million homes and businesses in 163 U.S. MSAs.

NorthPoint's strategy for additional network expansion is now focused on central offices gained through strategic alliances such as the Verizon deal, its international joint ventures, and the recently announced partnership with New Edge Networks.

New Edge Networks is a leading national wholesale broadband services provider in small, midsize and semi-rural markets. NorthPoint's investment in New Edge Networks allows it to have access to New Edge's entire footprint in 20 states and gives NorthPoint a stronger foothold in the Tier II and Tier III markets providing additional value for NorthPoint's large strategic partners. This agreement along with its international joint ventures and the upcoming Verizon merger will give the "new" NorthPoint the world's most expansive broadband network.

During the quarter, NorthPoint's operations support system (OSS) was augmented to provide enhanced operational tools to increase automated order flow-through and minimize manual intervention. NorthPoint also made significant progress with its electronic data interface (EDI) systems. In the third quarter, NorthPoint completed electronic bonding with two more ILECs - Verizon's Northeastern states and Ameritech - and now has six of the seven ILECs bonded. NorthPoint expects Verizon's mid-Atlantic states to be electronically bonded by the end of the year. By year-end, these and other enhancements are expected to approximately double the number of lines per day NorthPoint is able to provision.

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FUTURE GROWTH

With a solid foundation in place, revenue growth for the "new" NorthPoint will come from a combination of expansion of its channels and value-added services.

NorthPoint has a consistent record of partnering with the highest caliber companies. The third quarter saw the addition of Verizon Online as a new channel partner. In addition, NorthPoint successfully launched service through the MSN/RadioShack channel. By December 31, 2000, NorthPoint's service will be sold in over 2,000 RadioShack stores.

These new channels augment NorthPoint's existing relationships with well-established ISPs, including Genuity, UUNET, Verio and XO Communications (formerly Nextlink). These partners are a key component in NorthPoint's strategy to reach its business and consumer customers.

In addition, NorthPoint has identified five distinct value-added service categories: network services, data services, applications, content and
communications.   NorthPoint currently has pilots underway for several of these services with customers and expects to launch offerings in most of these categories next year.

REVENUE RECOGNITION AND ACCOUNTS RECEIVABLE

NorthPoint has consistently applied what it believes is a conservative revenue recognition policy. During the past several months there has been a considerable change in the financing environment and it may be that a few of NorthPoint's customers will have difficulty raising the capital required to continue to grow their businesses.

Given the consistent application of its revenue recognition policies and the financing challenges faced by a few of its customers, NorthPoint has chosen to recognize revenue for lines installed for these few customers only when the customers' financial outlook improves or when cash is received by NorthPoint.

UPDATE ON VERIZON DEAL

In August, NorthPoint and Verizon Communications announced a merger of their DSL operations. The new combined operations will operate under the NorthPoint name. As part of the agreement, Verizon will contribute its existing DSL business to the "new" NorthPoint, including all of its end-user DSL lines (which totaled 221,000 at June 30, 2000) and more than $500 million of broadband network assets, and $800 million in cash. Of the cash, $450 million will be used to fund the "new" NorthPoint's business plan, and NorthPoint shareholders will receive $350 million in cash or approximately $2.50 per share. The actual per share amount will be based on the number of outstanding NorthPoint shares and warrants as of the closing date of the transaction.

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NorthPoint shareholders also will receive one share in the "new" NorthPoint for each share held as of the closing date. At the closing, Verizon will own 55 percent of the "new" NorthPoint and existing NorthPoint shareholders will own 45 percent.

Verizon's pre-merger financing - including the preferred stock investment Verizon made in September and the additional $200 million in debt financing committed by Verizon and to be made available to NorthPoint after January 1, 2001 -- is part of Verizon's total $800 million cash investment in the "new" NorthPoint. Both Verizon's preferred stock and the $200 million in debt financing will be converted into common stock in the "new" NorthPoint upon completion of the merger and are part of the 55% ownership interest to be received by Verizon at closing.

"We continue to be on track with our prior expectation of closing the transaction in the first half of 2001," Fetter added. "We have prudently built into that date possible contingencies and delays in the regulatory approval process. Given our generally favorable progress to date, we see no reason to change that expectation and we remain hopeful for a close earlier in 2001."

Fetter concluded, "We have the operations platform, strategy and momentum to continue on a clear path to profitability. Business and consumer demand for DSL broadband is high and continuing to grow, while the sector's market penetration is just beginning. This substantial market opportunity should enable us to show consistent growth in the future. This, along with the addition of new profit-producing, value-added services and leveraged strategic alliances, positions us for future success."

ABOUT NORTHPOINT

NorthPoint Communications Group, Inc., one of the fastest-growing DSL services providers in the U.S., is building a global network designed to deliver affordable, dedicated high-speed Internet access, streaming content and other value-added services to consumers and businesses around the world. The company currently operates DSL-based local networks in 109 U.S. metropolitan statistical areas (MSAs). NorthPoint is also expanding its services around the globe through strategic partnerships with Versatel in Europe and Call-Net in Canada. On August 8, 2000, NorthPoint announced an agreement with Verizon to combine their industry-leading DSL businesses. The agreement strengthens NorthPoint's ability to quickly scale to meet the fast-growing demand for broadband services and to deliver innovative new services and greater choice to American consumers and businesses. The combined operations of NorthPoint and Verizon are expected to serve more than 600,000 DSL subscribers and will pass approximately 63 million potential subscribers in 163 MSAs by the end of 2000. For additional information, visit www.northpoint.net.
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                                     # # #

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995: The statements contained in this release which are not historical facts, including statements in the sections entitled "Business Outlook" and "Update on Verizon Deal," may be deemed to contain forward-looking statements. Such statements are indicated by words or phrases such as "anticipate," "estimate," "projects," "believes," "intends," "expects" and similar words and phrases. Actual results may differ materially from those expressed or implied in any forward-looking statement as a result of certain risks and uncertainties. Some of these risks and uncertainties include, without limitation: NorthPoint's dependence on strategic third parties to market and resell its services, intense competition for NorthPoint's service offerings, dependence on growth in demand for DSL-based services, ability to raise additional capital, the failure to close the proposed merger with Verizon Communications' DSL business in a timely manner, Verizon Communications' right to terminate the merger agreement in the event that NorthPoint fails to satisfy any of the conditions to closing, the potential inability to obtain, or meet conditions imposed for, requisite government approvals for closing the proposed merger, the failure of NorthPoint's stockholders to approve the merger, costs related to the merger, the risk that NorthPoint's and Verizon's DSL businesses will not be integrated successfully, the failure of NorthPoint to realize anticipated benefits of the merger and other economic, business, competitive and/or regulatory risks and uncertainties detailed in the company's Securities and Exchange Commission filings. Prospective investors are cautioned not to place undue reliance on such forward-looking statements. The Company disclaims any obligation to update any of the forward-looking statements contained herein to reflect future events or developments.

NorthPoint Communications Group, Inc. and Verizon Communications will file a joint proxy statement/prospectus and other documents regarding the proposed business combination transaction referenced in the foregoing information with the Securities and Exchange Commission. Investors and security holders are urged to read the proxy statement/prospectus, when it becomes available, because it will contain important information. A definitive joint proxy statement/prospectus will be sent to stockholders of NorthPoint Communications Group, Inc. seeking their approval of the proposed transaction. Investors and security holders may obtain a free copy of the definitive joint proxy statement/prospectus (when it is available) and other documents filed by NorthPoint Communications Group, Inc. and Verizon Communications with the Commission at the Commission's web site at www.sec.gov. The definitive joint proxy statement/prospectus and these other documents may also be obtained for free by NorthPoint stockholders by directing a request to: NorthPoint Communications Group, Inc., 303 Second Street, South Tower, San Francisco, CA 94107, Attn: Investor Relations, (415) 403-4003, email: investorrelations@northpoint.net.
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